Prudential Investments LLC

Gateway Center Three
100 Mulberry Street

Newark, New Jersey 07102

March 1, 2011

The Board of Directors

Prudential Investment Portfolios 3

Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

Re:     Prudential Jennison Market Neutral Fund (the “Fund”)

To the Board of Directors:

The Manager has contractually agreed, through June 30, 2012, to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, dividend and other expenses related to short sales, interest, brokerage, extraordinary and certain other expenses) of each class of shares to 1.60% of the Fund's average daily net assets. Separately, the Manager has contractually agreed through June 30, 2012 to limit the Fund's Class A distribution and service (12b-1) fees to 0.25% of the Fund's Class A average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC

By:     /s/Scott E. Benjamin

Name:     Scott E. Benjamin
Title:     Executive Vice President